January 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: DREYFUS BOND FUNDS, INC.
       -   Dreyfus Municipal Bond Fund, Inc.
       -   Dreyfus Premier High Income Fund
       Registration Statement File Nos. 811-2653, 2-56878
       CIK No. 075176

Dear Sir/Madam:

        Pursuant to Rule 497(c) under the Securities Act of 1933, transmitted for filing is one copy of an EDGARized version of the Statement of Additional Information for Dreyfus Municipal Bond Fund, Inc. dated January 1, 2006 and one copy of an EDGARized version of the Statement of Additional Information for Dreyfus Premier High Income Fund dated January 1, 2006. Both Statements of Additional Information have been marked to show changes from the version filed pursuant to Rule 485B on December 29, 2005.

        Please address any comments or questions to the attention of the undersigned at (212) 922-6817.

                                Very truly yours,

                                /s/ Melissa Gonzalez
                                Melissa Gonzalez

Enc.